22004267

SEC
Mail Processing
Section
MAR 03 2022
Washington DC
413

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SEC FILE NUMBER
8-69593

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Atreyu Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1185 Avenue of the Americas, 3rd Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alan Mann	917-601-0526	amann@atreyugroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sobel & Co, LLC Certified Public Accountants
(Name – if individual, state last, first, and middle name)

293 Eisenhower Parkway	Livingston	NH	07039
(Address)	(City)	(State)	(Zip Code)

10/16/2003	500
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Lawrence Martel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Atreyu Group, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SALLY W. EASTMAN
Notary Public, Commonwealth of Massachusetts
My Commission Expires July 18, 2025

Notary Public

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ATREYU GROUP, LLC

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

1

ATREYU GROUP, LLC

CONTENTS

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Atreyu Group LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Atreyu Group LLC as of December 31, 2021, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Atreyu Group LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Atreyu Group LLC's management. Our responsibility is to express an opinion on Atreyu Group LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Atreyu Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Atreyu Group LLC's auditors since 2019.

Livingston, New Jersey
February 28, 2022

ATREYU GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

ASSETS		
Cash and cash equivalents	$	515,059
Accounts receivable		264,398
Receivable from broker dealer		350,000
Prepaid expenses		18,017
Right of use asset		109,004
Security deposit		20,250
TOTAL ASSETS	$	1,276,728

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	312,722
Lease liability		110,387
Due to related party		43,962
TOTAL LIABILITIES		467,071
Commitments and Contingencies		-
MEMBER'S EQUITY		809,657
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,276,728

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Atreyu Group LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in December 2014, under the laws of the State of Delaware, and was approved by FINRA on April 7, 2016. The Company is approved to retail corporate equity securities over the counter, and non-exchange member arranging for transactions in listed securities by exchange member. The Company is wholly owned by Atreyu Group Holdings Corporation (the "Parent"),

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records revenue under the provisions of ASC 606 Revenue from Contracts with Customers. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. See note 4 for additional information.

The Company considers all commission fees receivable at December 31, 2021 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2021. Certain fees receivable can be settled in cash or securities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Rent Expense

Rent expense is recorded on a straight-line basis over the term of the lease. See Note 8 for additional disclosures.

Note 2 - Summary of Significant Accounting Policies (continued)

Lease

The Company records right-of-use assets and lease liabilities on the statement of financial condition in accordance with ASU 2016-02, *Leases (Topic 842)*.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a corporate return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided for, as they are the responsibility of the individual members.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions taken or expected to be taken in a tax return. At December 31, 2021, there were no significant income tax uncertainties that are expected to have a material impact on the Company's 2021 financial statements. No interest nor penalties were incurred for the period from January 1, 2021 to December 31, 2021.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2018. For the Parent, the years 2018 to 2020 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $605,991 which exceeded its requirement of $23,779 by $582,212. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2021, this ratio was .59 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

Note 4 - Revenue from Contracts with Customers

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified when to recognize revenue based on the appropriate measure of the Company's progress under the contact; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission income. The Company is an Introducing Broker whose customers trade on their own volition, utilizing various executing brokers/venues, and clearing through its clearing correspondent AXOS Clearing. (AXOS also handles all of the customers' securities and cash). Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions are recorded on the last day of the month in which the trade date (the date that the customer fills the trade) occurs. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Services income. Each time a customer enters into a buy or sell transaction, the Company incurs certain costs that are passed on directly to the customer. These include per share fees for execution, for clearing, and fees from the Options Clearing Corporation and FINRA (the latter based on a more complex formula). These costs that are billed to the customers represent the services income; it's billed either separately or included as part of the commission charges. Services income is recorded on the last day of the month in which the trade occurred. The Company believes that the performance obligation is satisfied on the trade date because that is when the transaction occurs and the Company, and ultimately the customer, incurs the cost.

Rebate income. In certain instances, the customer may be entitled to an exchange rebate on a per-share basis for providing liquidity to the overall market. The rebate is paid by the exchange on which the order is executed and is itemized on a monthly invoice from the exchange, and subsequently remitted to the Company in the month after the execution is completed. In some of these instances, the Company may retain a percentage of this rebate as per contractual terms. In other cases, the Company may receive a direct rebate from an exchange on certain trades executed therein. Rebate income is recorded as of the last day of the month in which the trade generating the rebate occurred. The Company believes that the performance obligation Is satisfied on the trade date because that is the date that the transaction on which the rebates based occurs.

Note 4 - Revenue from Contracts with Customers (continued)

Disaggregated Revenue from Contacts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers

Commission income	$2,282,565
Services income	
Execution fees	104,903
FINRA TAF fees	386,616
Clearing fees	19,294
Total services income	510,813
Rebate income	1,598,811
Commission and service fees	$4,392,189

Note 5 - Clearing Agreement

The Company has an agreement with a broker/dealer (AXOS Clearing) whereby the Company's customers' securities transactions are cleared by the Clearing Broker/dealer on behalf of the Company. The initial term of this agreement is 60 months, and it renews for one year, unless written notification is provided at least 60 calendar days prior to the renewal date. Should the Company elect to terminate the agreement before the appropriate time; the Company will be subject to 125% of the amounts owed according to the fee schedule and a termination fee.

The Company has another agreement with a broker/dealer (ABN-AMRO) which can be terminated without cause with 60 days notice.

Note 6 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

One customer accounted for 78% of the Company's total commission revenues for the year ended December 31, 2021. In addition, 96% of the Accounts Receivable at December 31, 2021 was from three customers.

Note 7 - Retirement Plan

The Company offers a 401k plan to which all qualifying employees (at least 20 hours per week) may make pre-tax contributions up to the current maximum set by federal law. There is no employer matching program at this time.

Note 8 - Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is 3%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for the lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term. Total Lease expense for the year ended December 31, 2021 was $88,752.

In April of 2020, The Company renewed its lease for office space for an additional year at $8,296 per month. This lease expired on April 30, 2021.

In February of 2021, the Company entered into a one year non-cancellable lease which commenced on May 1, 2021 for $6,913 per month. This operating lease is set to expire on April 30, 2022. This lease will automatically renew for a term of 1 year at $7,259 per month unless the Company or the Landlord give 60 days notice as to whether or not the lease will be renewed. The Company has not yet determined whether or not this lease will be renewed.

The future rent commitment under these arrangements is as follows:

Year Ending December 31:		
2022	$	88,488
2023		27,652
	$	116,140

ATREYU GROUP, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

Note 9 – Risks and Uncertainties

The Company is actively monitoring the recent Covid-19 outbreak and its potential impact on our employees, clients and operations. While we do not expect that the virus will have a material adverse effect on our operations or our financial results at this time, we are unable to predict the impact that Covid-19 will have due to various uncertainty, including the severity of the disease, the duration of the outbreak, and action that may be taken by governmental authorities.

Note 10 – Subsequent Events

Subsequent events were evaluated through the date the financial statements were available to be issued. No subsequent events have been identified which require disclosure.